

October 2, 2013

<u>Via E-mail</u>
David Barger
President and Chief Executive Officer
JetBlue Airways Corporation
27-01 Queens Plaza North
Long Island City, New York 11101

      Re: JetBlue Airways Corporation
              Form 10-K for Fiscal Year Ended December 31, 2012
              Filed February 21, 2013
              File No. 0-49728

Dear Mr. Barger:

      We refer you to our comment letter dated September 10, 2013, regarding business contacts with Cuba. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Cecilia Blye

                                       Cecilia Blye, Chief
                                       Office of Global Security Risk

cc: Max Webb
        Assistant Director
        Division of Corporation Finance

        Donald Daniels
        Chief Financial Officer

        James Hnat
        General Counsel